Exhibit 12.1

	For the three-month period
	ended March 31,
(all dollar amounts in thousands)	2006	2005

Earnings:

Pre-tax income before income (loss) from equity investees, extraordinary gain or loss, or gains on sale of properties	$(450)	$1,474
Amortization of interest capitalized	600	600
Interest capitalized	(2,894)	(1,652)
Distributed income of equity investees	1,915	904
Fixed charges	36,830	27,759

Total earnings	$36,001	$29,085

Fixed Charges:
Interest expense	$32,407	$24,877
Capitalized interest	2,894	1,652
Debt costs amortization	1,529	1,230

Total Fixed Charges	$36,830	$27,759

Ratio of Earnings to Fixed Charges	1.0	1.0

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